The information in this preliminary prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-157459

SUBJECT TO COMPLETION, DATED JUNE 9, 2010

PROSPECTUS
$1,875,000,000

% Notes due 2013

This prospectus relates to the remarketing of Citigroup Inc.’s     % Notes due 2013, originally issued as 6.455% Junior Subordinated Deferrable Interest Debentures Due September 15, 2041 (the “Junior Subordinated Debentures”) to Citigroup Capital XXX, a Delaware statutory trust, in connection with the private sale of Upper DECS Equity Units in December 2007. Each relevant Upper DECS Equity Unit initially consisted of (i) a stock purchase contract to purchase shares of Citigroup common stock on September 15, 2010 (provided that a successful remarketing occurs prior to that date) and (ii) an undivided beneficial ownership interest in the trust preferred securities issued by Citigroup Capital XXX (the “Capital Securities”). In early May 2010, pursuant to the provisions of the Second Supplemental Indenture and the Eighth Supplemental Indenture (each as defined under “Description of the Notes”), the Junior Subordinated Debentures were made senior in ranking, given a shorter term to maturity and certain other conforming changes to their terms were made (the Junior Subordinated Debentures as amended by the Eighth Supplemental Indenture, “  % Notes due 2013” or the “notes”). On May 24, 2010, Citigroup Capital XXX was dissolved and the notes were distributed to holders of the Capital Securities.

The notes will mature on December 13, 2013. The notes will bear interest at a fixed rate of     % per annum. Interest on the notes is payable semi-annually in equal installments on the 15th day of each June and December and at maturity, commencing December 15, 2010. Citigroup does not have the right to defer the payment of interest on the notes. The notes may not be redeemed prior to maturity unless certain changes in tax law or interpretations occur and certain other conditions are satisfied, as described under “Description of the Notes — Redemption upon a Tax Event.”

The notes are senior unsecured debt securities. However, certain terms of the notes differ from the terms of other series of senior debt securities issued by Citigroup, including different events of default and covenants. You are urged to carefully read the “Risk Factors” section beginning on page 4, along with the other information in this prospectus, before you make your investment decision.

The notes are being remarketed through Citigroup Global Markets Inc. (the “Remarketing Agent”). Citigroup will not directly receive any of the proceeds from the remarketing. See “Use of Proceeds” and “Relationship of the Upper DECS Equity Units to the Remarketing.”

The notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers. Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange, but Citigroup is not required to maintain this listing. See “Description of the Notes — Listing.”

Neither the Securities and Exchange Commission nor any state securities commission nor the Luxembourg Stock Exchange has approved or disapproved of these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note		Total

Public Offering Price(1)		%	$
Remarketing Fee		%	$
Net Proceeds(2)		%	$

(1)	Plus accrued interest from June 15, 2010, if settlement occurs after that date.

(2)	Citigroup will not directly receive any proceeds from the remarketing. See “Use of Proceeds” and “Relationship of the Upper DECS Equity Units to the Remarketing.”

The Remarketing Agent is remarketing the notes subject to various conditions. The Remarketing Agent expects that the notes will be ready for delivery in book-entry form only through The Depository Trust Company, Clearstream or Euroclear, on or about June 15, 2010.

The notes are not deposits or savings accounts but are senior unsecured debt obligations of Citigroup. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

Citi
          , 2010

We are responsible for the information contained and incorporated by reference in this prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to provide you with any other information, and we take no responsibility for any other information that others may provide you. You should not assume that the information contained in this prospectus, as well as information Citigroup previously filed with the Securities and Exchange Commission and incorporated by reference herein, is accurate as of any date other than the date of the relevant document. Citigroup is not, and the Remarketing Agent is not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted.

The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus.

This prospectus is an advertisement for the purposes of applicable measures implementing the European Council Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”). A listing prospectus prepared pursuant to the Prospectus Directive will be published, which can be obtained from Registre de Commerce et des Sociétés à Luxembourg so long as any of the notes are outstanding and listed on the Luxembourg Stock Exchange.

The distribution or possession of this prospectus in or from certain jurisdictions may be restricted by law. Persons into whose possession this prospectus comes are required by Citigroup and the Remarketing Agent to inform themselves about, and to observe any such restrictions, and neither Citigroup nor the Remarketing Agent accepts any liability in relation thereto. See “Plan of Distribution.”

This prospectus is not an offer to sell these notes and is not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. See “Plan of Distribution.”

References in this prospectus to “dollars”, “$” and “U.S. $” are to United States dollars.

i

WHERE YOU CAN FIND MORE INFORMATION

As required by the Securities Act of 1933, Citigroup filed a registration statement (No. 333-157459) relating to the notes offered by this prospectus with the Securities and Exchange Commission. This prospectus is a part of that registration statement, which includes additional information.

Citigroup files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document Citigroup files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of these documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

The SEC allows Citigroup to “incorporate by reference” the information it files with the SEC, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that Citigroup files with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. Citigroup incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (File No. 1-09924):

(a) Annual Report on Form 10-K for the year ended December 31, 2009, filed on February 26, 2010;

(b) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 filed on May 7, 2010; and

(c) Current Reports on Form 8-K filed on January 7, 2010, January 19, 2010, February 26, 2010, March 11, 2010, March 17, 2010, April 9, 2010, April 13, 2010, April 19, 2010, April 23, 2010, April 26, 2010, May 19, 2010 and June 2, 2010.

In no event, however, will any of the information that Citigroup furnishes to, pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K (including exhibits related thereto) or other applicable SEC rules, rather than files with, the SEC be incorporated by reference or otherwise be included herein, unless such information is expressly incorporated herein by a reference in such furnished Current Report on Form 8-K or other furnished document.

All documents Citigroup files pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the later of (1) the completion of the offering of the notes described in this prospectus and (2) the date the broker-dealer subsidiaries of Citigroup stop offering notes pursuant to this prospectus shall be incorporated by reference in this prospectus from the date of filing of such documents.

You may request a copy of these filings, at no cost, by writing or telephoning Citigroup at the following address:

Citigroup Document Services
540 Crosspoint Parkway
Getzville, NY 14068
(716) 730-8055 (tel.)
(877) 936-2737 (toll free)

FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on Citigroup’s management’s beliefs and assumptions and on information currently available to Citigroup’s management and involve external risks and uncertainties, including but not limited to those listed and described under “Risk Factors” in Citigroup’s Annual Report on Form 10-K for the year ended December 31, 2009. Forward-looking statements include information concerning

Citigroup’s possible or assumed future results of operations and statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, those discussed elsewhere in this prospectus and the documents incorporated by reference in this prospectus. You should not put undue reliance on any forward-looking statements. Except as required by applicable law or regulation, Citigroup does not have any intention or obligation to update forward-looking statements after it distributes this prospectus.

CITIGROUP INC.

Citigroup is a global diversified financial services holding company whose businesses provide a broad range of financial products and services to consumers, corporations, governments and institutions. Citigroup has approximately 200 million customer accounts and does business in more than 140 countries. Citigroup’s activities are conducted through the Regional Consumer Banking, Institutional Clients Group, Citi Holdings and Corporate/Other business segments. Its businesses conduct their activities across the North America, Latin America, Asia, and Europe, Middle East and Africa regions. Citigroup’s principal subsidiaries are Citibank, N.A., Citigroup Global Markets Inc. and Grupo Financiero Banamex, S.A. de C.V., each of which is a wholly owned, indirect subsidiary of Citigroup. Citigroup was incorporated in 1988 under the laws of the State of Delaware as a corporation with perpetual duration.

Citigroup is a holding company and services its obligations primarily with dividends and advances that it receives from subsidiaries. Citigroup’s subsidiaries that operate in the banking and securities businesses can only pay dividends if they are in compliance with the applicable regulatory requirements imposed on them by federal and state bank regulatory authorities and securities regulators. Citigroup’s subsidiaries may be party to credit agreements that also may restrict their ability to pay dividends. Citigroup currently believes that none of these regulatory or contractual restrictions on the ability of its subsidiaries to pay dividends will affect Citigroup’s ability to service its own debt. Citigroup must also maintain the required capital levels of a bank holding company before it may pay dividends on its stock.

Under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve”), a bank holding company is expected to act as a source of financial strength for its subsidiary banks. As a result of this regulatory policy, the Federal Reserve might require Citigroup to commit resources to its subsidiary banks when doing so is not otherwise in the interests of Citigroup or its shareholders or creditors.

Citigroup’s principal office is located at 399 Park Avenue, New York, NY 10043, and its telephone number is (212) 559-1000.

SELECTED HISTORICAL FINANCIAL DATA

We are providing or incorporating by reference in this prospectus selected historical financial information of Citigroup. We derived this information from the consolidated financial statements of Citigroup for each of the periods presented. The information is only a summary and should be read together with the financial information incorporated by reference in this prospectus, copies of which can be obtained free of charge. See “Where You Can Find More Information.”

In addition, you may receive copies of all of Citigroup’s filings with the SEC that are incorporated by reference in this prospectus free of charge at the office of Citigroup’s listing agent, Dexia Banque Internationale à Luxembourg, located at 69, route d’Esch, L-2953 Luxembourg so long as the notes are listed on the Luxembourg Stock Exchange. Such documents will also be published on the website of the Luxembourg Stock Exchange (www.bourse.lu) upon listing of the notes.

The consolidated audited annual financial statements of Citigroup for the fiscal years ended December 31, 2009 and 2008, and its consolidated unaudited financial statements for the periods ended March 31, 2010 and

2009, are incorporated herein by reference. These statements are obtainable free of charge at the office of Citigroup’s listing agent, at the address set forth in the preceding paragraph.

	At or For the Three Months
	Ended March 31,		At or For The Year Ended December 31,
	2010	2009	2009	2008	2007
	(Dollars in millions, except per share amounts)

Income Statement Data:
Total revenues, net of interest expense(1)	$25,421	$24,521	$80,285	$51,599	$77,300
Income from continuing operations	4,249	1,694	(1,066)	(32,029)	3,192
Net income	4,428	1,593	(1,606)	(27,684)	3,617
Dividends declared per common share(2)	—	0.01	0.01	1.12	2.16
Balance Sheet Data:
Total assets(1)	$2,002,213	$1,822,578	$1,856,646	$1,938,470	$2,187,480
Total deposits	827,914	762,696	835,903	774,185	826,230
Long-term debt(1)	439,274	337,252	364,019	359,593	427,112
Total stockholders’ equity(1)	151,421	143,934	152,700	141,630	113,447

(1)	Effective January 1, 2010, Citigroup adopted Accounting Standards Codification (ASC) 860, formerly SFAS No. 166 and ASC 810, formerly SFAS No. 167. The adoption was done on a prospective basis and, accordingly, prior periods have not been restated.

(2)	Amounts represent Citigroup’s historical dividends per common share and have been adjusted to reflect stock splits.

RATIO OF INCOME TO FIXED CHARGES AND RATIO OF INCOME TO COMBINED FIXED CHARGES INCLUDING PREFERRED STOCK DIVIDENDS

The following table shows (1) the consolidated ratio of income to fixed charges and (2) the consolidated ratio of income to combined fixed charges including preferred stock dividends of Citigroup for each of the five most recent fiscal years and the three months ended March 31, 2010.

	Three Months
	Ended	Year Ended December 31,
	March 31, 2010	2009	2008	2007	2006	2005

Ratio of income to fixed charges (excluding interest on deposits)	2.23	NM	NM	1.01	1.81	2.25
Ratio of income to fixed charges (including interest on deposits)	1.82	NM	NM	1.01	1.51	1.79
Ratio of income to combined fixed charges including preferred stock dividends (excluding interest on deposits)	2.23	NM	NM	1.01	1.80	2.24
Ratio of income to combined fixed charges including preferred stock dividends (including interest on deposits)	1.82	NM	NM	1.01	1.50	1.79

NM = Not Meaningful

RISK FACTORS

You should carefully consider the risks described below and all of the information contained and incorporated by reference in this prospectus before you decide whether an investment in the notes is suitable for you. In particular, you should carefully consider, among other things, the matters discussed below and under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009.

Certain Terms of the Notes, including Covenants and Events of Default, Vary from the Standard Terms of Citigroup Senior Notes.

Although the notes are senior unsecured debt securities of Citigroup, the notes are not being issued under Citigroup’s senior debt indenture. Certain terms of the notes, including events of default and covenants, differ from the standard terms of other series of Citigroup senior debt securities. Some of the differences include:

•	events of default resulting in acceleration of the maturity of the notes are limited to (i) certain bankruptcy or liquidation events and (ii) Citigroup’s failure to pay interest when due and failing to cure within a 30-day period;

•	no restriction on Citigroup’s ability to pledge shares of voting stock of any significant subsidiary as security for money borrowed; and

•	no requirement that Citigroup pay any additional amounts to non-United States persons due to imposition of U.S. withholding taxes.

See “Description of the Notes — Events of Default” and “— Restrictions on Certain Payments.”

The Notes May be Redeemed at Any Time if Certain Changes in Tax Law Occur.

If certain changes in tax law or interpretations with respect to the deductibility of the interest payable on the notes by Citigroup occur and are continuing, and certain other conditions are satisfied, the notes could be redeemed by Citigroup at a redemption price equal to $1,000 per note plus any accrued and unpaid interest. See “Description of the Notes — Redemption upon a Tax Event.”

USE OF PROCEEDS

Citigroup will not directly receive any of the proceeds from the remarketing. Proceeds from the remarketing will be used as follows:

•	to pay the Remarketing Agent a remarketing fee not exceeding basis points ( %) of the total principal of the sale of the notes;

•	to purchase an interest bearing deposit with Citibank, N.A. in an amount (the “remarketing value”) that on September 15, 2010 (the date on which holders of the Upper DECS Equity Units are obligated to purchase Citigroup common stock under the terms of the stock purchase contract) will equal the sum of (i) $1,875,000,000 and (ii) the amount of accrued and unpaid interest that would be due on the Junior Subordinated Debentures if the Junior Subordinated Debentures remained outstanding on September 15, 2010; and

•	the remaining portion, if any, of the proceeds will be remitted to the holders of Upper DECS Equity Units participating in the remarketing.

See “Relationship of the Upper DECS Equity Units to the Remarketing.”

Citigroup expects to incur additional indebtedness in the future to fund its business. Citigroup or one or more of its subsidiaries may enter into a swap agreement in connection with the sale of the notes and may earn additional income from that transaction.

DESCRIPTION OF THE NOTES

The notes are issued under an indenture, dated as of July 23, 2004 (the “Base Indenture”) between Citigroup and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank, as supplemented by a Second Supplemental Indenture, dated December 3, 2007 (the “Second Supplemental Indenture”) and a Eighth Supplemental Indenture, dated May 3, 2010 (the “Eighth Supplemental Indenture” and together with the Base Indenture and the Second Supplemental Indenture, the “indenture”). The indenture has been filed with the SEC and is incorporated by reference into the registration statement (No. 333-157459) under the Securities Act of 1933 of which this prospectus forms a part.

The following briefly summarizes the material provisions of the indenture and the notes. You should read the more detailed provisions of the indenture, including the defined terms, for provisions that may be important to you. Copies of the indenture may be obtained from Citigroup or the trustee. So that you may easily locate the more detailed provisions, the numbers in parentheses below refer to sections in the indenture. Wherever particular sections or defined terms of the indenture are referred to, such sections or defined terms are incorporated into this prospectus by reference, and the statements in this prospectus are qualified by that reference.

Citigroup has appointed The Bank of New York Mellon to act as paying agent under the indenture.

General

The notes offered by this prospectus are senior debt of Citigroup issued under the indenture. The notes will be unsecured obligations of Citigroup and will rank on an equal basis with all other unsecured senior indebtedness of Citigroup, whether existing at the time of sale of the notes or thereafter created. The notes will be limited to an aggregate principal amount of $1,875,000,000.

The notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The notes will trade in book-entry form, and a related global note will be issued in physical (paper) form, as described under “— Book-Entry Procedures and Settlement.”

Because Citigroup is a holding company, the claims of creditors of Citigroup’s subsidiaries will have a priority over Citigroup’s equity rights and the rights of Citigroup’s creditors, including the holders of the notes, to participate in the assets of the subsidiary upon the subsidiary’s liquidation.

There are no covenants or provisions in the indenture that would afford the holders of the notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving Citigroup that may adversely affect such holders.

Payment of Principal and Interest

The notes will mature and the entire principal amount of the notes will become due and payable, together with any accrued and unpaid interest thereon, on December 13, 2013.

The notes will bear interest at the annual rate of     %, from and including June 15, 2010, payable semi-annually in arrears in equal installments on June 15 and December 15 of each year and at maturity, commencing December 15, 2010 (each, an “interest payment date”). Interest will be paid to the person in whose name such note is registered, with limited exceptions, at the close of business on the Business Day preceding such interest payment date. In the event the notes do not remain in book-entry only form, Citigroup shall have the right to select record dates, which will be more than 14 days but less than 60 days prior to the interest payment date. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. The amount of interest payable for any period shorter than a full semi-annual period will be computed on the basis of the actual number of days elapsed per 30-day month. All amounts resulting from this calculation will be rounded to the nearest cent, with one-half cent being rounded upward.

If an interest payment date or the maturity date falls on a day that is not a Business Day, the payment due on such interest payment date or maturity date will be postponed to the next succeeding Business Day, and no further interest will accrue in respect of such postponement. However, if such Business Day is in the next succeeding calendar year, then such payment will be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date. A “Business Day” is any day which is a day on which commercial banks settle payments and are open for general business in New York City.

If a date for payment of interest or principal on the notes falls on a day that is not a business day in the place of payment, such payment will be made on the next succeeding business day in such place of payment as if made on the date the payment was due. No interest will accrue on any amounts payable for the period from and after the due date for payment of such principal or interest.

Payments of principal and interest on the notes will be made as described under “— Book-Entry Procedures and Settlement.”

No Option to Defer Interest Payments

Citigroup does not have the right to defer the payment of interest on the notes.

Restrictions on Certain Payments

If with respect to the notes there shall have occurred and be continuing a default under the indenture, then

(a) Citigroup and its subsidiaries shall not declare or pay any dividend on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, any of its capital stock or make any guarantee payment with respect thereto other than

•	purchases, redemptions or other acquisitions of shares of capital stock of Citigroup in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants;

•	purchases of shares of common stock of Citigroup pursuant to a contractually binding requirement to buy stock existing prior to the commencement of the default, including under a contractually binding stock repurchase plan;

•	as a result of an exchange or conversion of any class or series of Citigroup’s capital stock for any other class or series of Citigroup’s capital stock;

•	the purchase of fractional interests in shares of Citigroup’s capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged; or

•	the purchase of Citigroup’s capital stock in connection with the distribution thereof; and

(b) Citigroup and its subsidiaries shall not make any payment of interest, principal or premium on, or repay, purchase or redeem, any debt securities or guarantees issued by Citigroup that rank equally with or junior to the notes, other than

•	any payment of current or deferred interest on securities that rank equally with the notes that is made pro rata to the amounts due on such securities (including the notes), and

•	any payments that, if not made, would cause us to violate the terms of the instrument governing such debt securities or guarantees.

These restrictions, however, will not apply to any stock dividends paid by Citigroup where the dividend stock is the same stock as that on which the dividend is being paid. (Section 13.3)

Redemption upon a Tax Event

Citigroup may redeem the notes, in whole but not in part, at any time upon the occurrence of a Tax Event (as defined below). The redemption price will be equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest to the redemption date. Any redemption of the notes is subject to

Citigroup’s receipt of prior written approval from the Federal Reserve, if such approval is then required by the Federal Reserve.

“Tax Event” means that the trustee will have received an opinion of a nationally recognized independent tax counsel experienced in such matters which states that, as a result of any: (a) amendment to, or change (including any announced prospective change) in, the laws or associated regulations of the United States or any political subdivision or taxing authority of the United States; or (b) amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority, including the enactment of any legislation and the publication of any judicial decision or regulatory determination on or after November 26, 2007, there is more than an insubstantial risk that interest payable on the notes would not be deductible, in whole or in part, by Citigroup for United States federal income tax purposes.

Provided that Citigroup obtains any required regulatory approval, if a Tax Event occurs and continues, Citigroup may, upon not less than 30 nor more than 60 days’ notice, redeem the notes, in whole but not in part, for cash within 90 days following the occurrence of the Tax Event. If, however, at the time there is available to Citigroup the opportunity to eliminate, within such 90-day period, the Tax Event by taking some ministerial action, such as filing a form or making an election or pursing some other reasonable measure that will have no adverse effect on Citigroup or the holders of the notes, then Citigroup will pursue such measure instead of redemption.

Listing

Application will be made to list and trade the notes on the regulated market of the Luxembourg Stock Exchange.

Directive 2006/43/EC of the European Parliament and of the Council of 17 May 2006 on statutory audits of annual accounts and consolidate accounts, (the “Statutory Audit Directive”) entered into force on 29 June 2006. It requires member states to take measures necessary to comply with the Statutory Audit Directive by 29 June 2008. Amongst other things the Statutory Audit Directive requires that, where an issuer’s securities are admitted to trading on a regulated market in any member state of the European Economic Area (the “EEA”) and its auditor is from a country outside the EEA then, unless covered by an exemption or derogation, that auditor must be registered in that member state and be subject to that member state’s system of oversight, quality assurance, investigation and penalties. The Statutory Audit Directive further provides that audit reports issued by auditors from countries outside the EEA which are not so registered (or covered by an exemption or derogation) shall have no legal effect in the relevant member state.

As a result of having securities admitted to trading on the regulated market of the Luxembourg Stock Exchange, Citigroup will be required by Directive 2004/109/EC of the European Parliament and of the Council of 15 December 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market (the “Transparency Directive”) and implementing measures in Luxembourg to publish at the latest four months after the end of each of its financial years an annual financial report containing, amongst other things, its audited financial statements.

On 27 May 2008, the European Commission published a draft Decision proposing a period of transitional relief to run from 29 June 2008 to 1 July 2010. According to the proposal, during this period auditors from certain countries outside the EEA need not be registered in accordance with the Statutory Audit Directive provided that the auditor supplies the competent authority in the relevant member state with certain information.

As of the date of this prospectus, Citigroup’s auditors are not registered pursuant to the Statutory Audit Directive and implementing measures (or covered by an exemption or derogation) in Luxembourg, but the proposed transitional relief is available to them. By the date on which Citigroup will be obliged pursuant to the Transparency Directive and implementing measures in Luxembourg to publish its first annual financial report after the date of expiration of the proposed transitional relief Citigroup may determine that, as a result of the Statutory Audit Directive or implementing measures in Luxembourg, it has become impracticable or unduly burdensome to maintain the admission of securities to trading on the regulated market of the Luxembourg Stock Exchange. In such event Citigroup may seek an alternative admission to listing, trading and/or quotation for the notes on a different market segment of the Luxembourg stock exchange or by such other competent authority, stock exchange and/or quotation system inside or outside the EEA as it may decide.

If such an alternative admission is not available to Citigroup or is, in Citigroup’s opinion, unduly burdensome, an alternative admission may not be obtained. Notice of any de-listing and/or alternative admission will be given as described under “— Book-Entry Procedures and Settlement — Notices” below.

Limitations on Mergers and Sales of Assets

The indenture provides that Citigroup will not consolidate or merge with another corporation or convey, transfer or lease its assets substantially as an entirety unless:

•	the successor is a corporation organized in the United States and expressly assumes the due and punctual payment of the principal of, and premium, if any, and interest on all notes issued thereunder and the performance of every other covenant of the indenture on the part of Citigroup; and

•	immediately thereafter no default and no event which, after notice or lapse of time, or both, would become a default, shall have happened and be continuing.

Upon any such consolidation, merger, conveyance or transfer, the successor corporation shall succeed to and be substituted for Citigroup under the indenture. Thereafter the predecessor corporation shall be relieved of all obligations and covenants under the indenture and the notes. (Sections 8.1 and 8.2)

Events of Default

The indenture provides that the following are events of default relating to the notes:

(1) failure to pay any installment of interest on any of the notes, when and as the same shall become payable, which failure shall have continued unremedied for a period of 30 days, or

(2) specified events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of Citigroup.

If any indenture event of default shall occur and be continuing, the trustee or the holders of 25% or more in principal amount of the notes then outstanding, may declare the entire principal of and all accrued and unpaid interest on the notes and any other amounts payable under the indenture to be immediately due and payable. (Section 5.2)

There is no event of default, and accordingly there is no right of acceleration, in the case of (i) a default in the payment of principal or premium, if any, (ii) a default in the performance of any other covenant of Citigroup in the indenture or (iii) any other default that is not also an event of default.

No event of default regarding one series of notes issued under the indenture is necessarily an event of default regarding any other series of senior debt securities (Section 5.1).

If an event of default occurs regarding the notes, the trustee may use any sums that it collects under the indenture for its own reasonable compensation and expenses incurred prior to paying the holders of notes of such series (Sections 5.5 and 6.7).

Indenture Defaults

The indenture provides that the following are defaults relating to the notes:

(1) an event of default;

(2) a default in the payment of the principal of, or premium, if any, on, any note at its maturity; and

(3) a default for 90 days after written notice in the performance of any other covenant in respect of the notes.

There is no right of acceleration with respect to defaults, except for defaults that are events of default.

The trustee may withhold notice to the holders of the notes of any default with respect thereto, except in the payment of principal, premium or interest, if it considers such withholding to be in the interests of such holders. (Section 6.2)

Citigroup is required to file annually with the trustee a statement of an officer as to the fulfillment by Citigroup of its obligations under the indenture during the preceding year (Section 10.4).

Holders of a majority in principal amount of the outstanding notes will be entitled to control certain actions of the trustee under the indenture and to waive past defaults regarding such series (Section 5.6). The trustee generally will not be under any obligation to act at the request, order or direction of any of the holders of notes, unless one or more of such holders shall have offered to the trustee reasonable security or indemnity (Section 6.3).

Before any holder of notes may institute action for any remedy, except payment on such holder’s note when due, the holders of not less than 25% in principal amount of the notes outstanding must request the trustee to take action. Holders must also offer satisfactory security and indemnity against liabilities incurred by the trustee for taking such action (Section 5.7).

Modifications and Amendments

Modifications and amendments to the indenture through a supplemental indenture may be made by Citigroup and the trustee with the consent of the holders of a majority in principal amount of the notes at the time outstanding. However, no such modification or amendment may, without the consent of the holder of each note affected thereby:

(1) modify the terms of payment of principal, premium, if any, or interest on such notes; or

(2) modify the ranking of the notes in a manner adverse to the holders of the notes; or

(3) reduce the percentage of holders of notes necessary to modify or amend the indenture or waive compliance by Citigroup with any covenant or past default. (Section 9.2)

Discharge and Defeasance

Citigroup may discharge most of its obligations under the indenture to holders of the notes if such notes have not already been delivered to the trustee for cancellation and either have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year. For Citigroup to discharge these obligations, it must deposit with the trustee an amount certified to be sufficient to pay when due the principal of and premium, if any, and interest on all outstanding notes and to make any mandatory scheduled installment payments thereon when due. (Section 4.1)

Unless otherwise specified in this prospectus relating to the notes, Citigroup, at its option:

(1) will be released from any and all obligations in respect of the notes, which is known as “defeasance and discharge”; or

(2) need not comply with certain covenants specified herein regarding the notes, which is known as “covenant defeasance.”

If Citigroup exercises its covenant defeasance option, the failure to comply with any defeased covenant and any default in the applicable supplemental indenture will no longer be a default under the indenture.

To exercise either its defeasance and discharge or covenant defeasance option, Citigroup must

(1) deposit with the trustee, in trust, cash or U.S. government obligations in an amount sufficient to pay all the principal of and premium, if any, and any interest on the notes when such payments are due; and

(2) deliver an opinion of counsel, which, in the case of a defeasance and discharge, must be based upon a ruling or administrative pronouncement of the Internal Revenue Service (the “IRS”), to the effect that the holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit or defeasance and will be required to pay U.S. federal income tax in the same manner as if such defeasance had not occurred. (Sections 4.2, 4.3 and 4.4).

When there is a defeasance and discharge, the indenture will no longer govern the notes, Citigroup will no longer be liable for payment and the holders of such notes will be entitled only to the deposited funds. When there is a covenant defeasance, however, Citigroup will continue to be obligated for payments when due if the deposited funds are not sufficient to pay the holders.

The obligations under the indenture to register the transfer or exchange of notes, to replace mutilated, defaced, destroyed, lost or stolen notes, and to maintain paying agents and hold monies for payment in trust will continue even if Citigroup exercises its defeasance and discharge or covenant defeasance option.

Governing Law

The indenture and the notes for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

Unclaimed Funds

All funds deposited with the trustee for the payment of principal or interest in respect of the notes that remain unclaimed for two years after the maturity date will be repaid to Citigroup upon its request. Thereafter, any right of any noteholder to such funds shall be enforceable only against Citigroup, and the trustee will have no liability therefor.

Prescription

Under New York’s statute of limitations, any legal action to enforce Citigroup’s payment obligations evidenced by the notes must be commenced within six years after payment is due. Thereafter Citigroup’s payment obligations will generally become unenforceable.

Concerning the Trustee

Citigroup has had and may continue to have banking relationships with the trustee in the ordinary course of business.

Book-Entry Procedures and Settlement

The notes will be issued under a book-entry system in the form of one or more global securities. Citigroup will register the global securities in the name of The Depository Trust Company, New York, New York, or DTC, or its nominee and will deposit the global securities with that depositary.

Following the issuance of a global security in registered form, the depositary will credit the accounts of its participants with the notes upon our instructions. Only persons who hold directly or indirectly through financial institutions that are participants in the depositary can hold beneficial interests in the global securities. Because the laws of some jurisdictions require certain types of purchasers to take physical delivery of such securities in definitive form, you may encounter difficulties in your ability to own, transfer or pledge beneficial interests in a global security.

So long as the depositary or its nominee is the registered owner of a global security, we and the trustee will treat the depositary as the sole owner or holder of the notes for purposes of the indenture. Therefore, except as set forth below, you will not be entitled to have notes registered in your name or to receive physical delivery of certificates representing the notes. Accordingly, you will have to rely on the procedures of the depositary and the participant in the depositary through whom you hold your beneficial interest in order to exercise any rights of a holder under the indenture. We understand that under existing practices, the depositary would act upon the instructions of a participant or authorize that participant to take any action that a holder is entitled to take.

You may elect to hold interests in the global securities either in the United States through DTC or outside the United States through Clearstream Banking, société anonyme (“Clearstream”) or Euroclear Bank, S.A./N.V., or its successor, as operator of the Euroclear System, (“Euroclear”) if you are a participant of such system, or indirectly through organizations that are participants in such systems. Interests held through Clearstream and Euroclear will be recorded on DTC’s books as being held by the U.S. depositary for each of Clearstream and Euroclear, which U.S. depositaries will in turn hold interests on behalf of their participants’ customers’ securities accounts.

As long as the notes are represented by the global securities, we will pay principal of and interest and premium, if any, on those notes to or as directed by DTC as the registered holder of the global securities. Payments to DTC will be in immediately available funds by wire transfer. DTC, Clearstream or Euroclear, as applicable, will credit the relevant accounts of their participants on the applicable date. Neither we nor the trustee will be responsible for making any payments to participants or customers of participants or for maintaining any records relating to the holdings of participants and their customers, and you will have to rely on the procedures of the depositary and its participants.

Settlement

You will be required to make your initial payment for the notes in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (based on European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving debt securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Definitive Notes and Paying Agents

A beneficial owner of book-entry securities represented by a global security may exchange the securities for definitive (paper) securities only if:

(a) the depositary is unwilling or unable to continue as depositary for such global security and Citigroup is unable to find a qualified replacement for the depositary within 90 days;

(b) at any time the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934; or

(c) Citigroup in its sole discretion decides to allow some or all book-entry securities to be exchangeable for definitive securities in registered form.

The global security will be exchangeable in whole for definitive securities in registered form, with the same terms and of an equal aggregate principal amount, in denominations of $1,000 and whole multiples of $1,000. Definitive notes will be registered in the name or names of the person or persons specified by the depositary in a written instruction to the registrar of the securities. The depositary may base its written instruction upon directions it receives from its participants.

If any of the events described above occurs, then the beneficial owners will be notified through the chain of intermediaries that definitive notes are available and notice will be published as described below under “— Notices.” Beneficial owners of book-entry notes will then be entitled (1) to receive physical delivery in certificated form of definitive notes equal in principal amount to their beneficial interest and (2) to have the definitive notes registered in their names. Thereafter, the holders of the definitive notes will be recognized as the “holders” of the notes under the indenture.

The indenture provides for the replacement of a mutilated, lost, stolen or destroyed definitive debt security, so long as the applicant furnishes to Citigroup and the trustee such security or indemnity and such evidence of ownership as they may require.

In the event definitive notes are issued, the holders of definitive notes will be able to receive payments of principal and interest on their notes at the office of Citigroup’s paying agent. Citigroup’s paying agent in the Borough of Manhattan and, if the definitive notes are listed on the Luxembourg Stock Exchange, at the offices of the paying agent in Luxembourg. Payment of principal of a definitive note may be made only against surrender of the note to one of Citigroup’s paying agents. Citigroup also has the option of making payments of interest by mailing checks to the registered holders of the notes.

Citigroup’s paying agent in the Borough of Manhattan is the corporate trust office of The Bank of New York Mellon, located at 101 Barclay Street — 8W, New York, New York. Citigroup’s paying agent and transfer agent in Luxembourg is Dexia Banque Internationale à Luxembourg S.A., currently located at 69, route d’Esch, L-2953 Luxembourg. As long as the notes are listed on the Luxembourg Stock Exchange, Citigroup will maintain a paying agent and transfer agent in Luxembourg. Any change in the Luxembourg paying agent and transfer agent will be published in London and Luxembourg. See “— Notices” below.

In the event definitive notes are issued, the holders of definitive notes will be able to transfer their securities, in whole or in part, by surrendering the notes for registration of transfer at the office of The Bank of New York Mellon, listed above and, so long as definitive notes are listed on the Luxembourg Stock Exchange, at the offices of the transfer agent in Luxembourg, duly endorsed by or accompanied by a written instrument of transfer in form satisfactory to Citigroup and the securities registrar. A form of such instrument of transfer will be obtainable at the relevant office of The Bank of New York Mellon and the Luxembourg transfer agent. Upon surrender, Citigroup will execute, and the trustee will authenticate and deliver, new notes to the designated transferee in the amount being transferred, and a new debt security for any amount not being transferred will be issued to the transferor. Such new securities will be delivered free of charge at the relevant office of The Bank of New York Mellon or the Luxembourg transfer agent, as requested by the owner of such new notes. Citigroup will not charge any fee for the registration of transfer or exchange, except that it may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

Notices

So long as the global securities are held on behalf of DTC or any other clearing system, notices to holders of securities represented by a beneficial interest in the global securities may be given by delivery of the relevant notice to DTC or the alternative clearing system, as the case may be. In addition, so long as the securities are listed on the Luxembourg Stock Exchange, notices will also be made by publication in a leading newspaper of general circulation in Luxembourg, which is expected to be the Luxemburger Wort. Any notice will be deemed to have been given on the date of publication or, if published more than once, on the date of the first publication.

RELATIONSHIP OF THE UPPER DECS EQUITY UNITS TO THE REMARKETING

In December 2007, Citigroup issued 75,000,000 Upper DECS Equity Units in a private sale. Each Upper DECS Equity Unit initially consisted of a contract to purchase shares of Citigroup’s common stock in accordance with the terms of the Upper DECS Equity Units, as well as an undivided beneficial interest in the trust preferred securities issued by Citigroup Capital XXIX, Citigroup Capital XXX, Citigroup Capital XXXI or Citigroup Capital XXXII, each a Delaware statutory trust. This prospectus relates only to the remarketing of Citigroup’s     % Notes due 2013, originally issued to Citigroup Capital XXX as Citigroup’s 6.455% Junior Subordinated Deferrable Interest Debentures Due September 15, 2041. In early May 2010, pursuant to the provisions of the Second Supplemental Indenture and the Eighth Supplemental Indenture, in accordance with their original terms, the Junior Subordinated Debentures were made senior in ranking, given a shorter term to maturity and certain other conforming changes to their terms were made. On May 24, 2010, in accordance with the terms of the Amended and Restated Declaration of Trust of Citigroup Capital XXX, dated December 3, 2007, Citigroup dissolved the Trust and distributed the notes to the holders of the Capital Securities. Under the terms of the Upper DECS Equity Units, Citigroup engaged the Remarketing Agent to remarket the notes on behalf of the holders pursuant to the remarketing agreement between Citigroup and the Remarketing Agent, dated April 27, 2010, as amended (the “Remarketing Agreement”).

Citigroup will not directly receive any of the proceeds from the remarketing. See “Use of Proceeds.” Pursuant to the Remarketing Agreement, the Remarketing Agent will retain a remarketing fee not exceeding           basis points (     %) of the total principal of the remarketing of the notes. A portion of the net proceeds of the remarketing of the notes comprising part of Upper DECS Equity Units will be used to satisfy the obligation of holders of the Upper DECS Equity Units to purchase common stock of Citigroup under the stock purchase contract on September 15, 2010. The remaining portion, if any, of the proceeds will be remitted to the holders of Upper DECS Equity Units participating in the remarketing.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section describes the material United States federal income tax consequences of owning the notes. It applies to a holder of notes only if such holder acquired the notes in the remarketing at the public offering price and the holder holds the notes as capital assets for tax purposes. This section does not apply to a holder that is a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns notes that are a hedge or that are hedged against interest rate risks,

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Treatment of the Notes.  We intend to treat the notes as “variable rate debt instruments” that are issued with no more than a de minimis amount of original issue discount (“OID”) for U.S. federal income tax purposes. The rest of this section assumes that such treatment will apply to the notes. By purchasing the notes you have agreed to treat the notes as set forth above. However, there are no United States Treasury Regulations, rulings or other authorities that address the U.S. federal income tax treatment of debt instruments that are substantially similar to the notes, and therefore the U.S. federal income tax treatment of the notes under the OID rules is unclear. See “— Possible Alternative Characterizations and Treatments” below.

Possible Alternative Characterizations and Treatments.  As mentioned above, there are no United States Treasury Regulations, rulings or other authorities that address the U.S. federal income tax treatment of debt instruments that are substantially similar to the notes when issued in connection with the Upper DECS Equity Units, and therefore the U.S. federal income tax treatment of the notes under the OID rules is unclear and other alternative characterizations and treatments are possible. For example, it is possible that the notes could be treated as “contingent payment debt instruments.” In that event, a holder would be required to accrue OID income based on the “comparable yield” of the notes. In general, the comparable yield of the notes would be the rate at which we would issue a fixed-rate debt instrument with terms and conditions similar to the notes. It is possible that the comparable yield of the notes could exceed the stated interest rate, in which case a holder might be required to include in income amounts in excess of the stated interest payments on the notes. However, even if the notes were treated as contingent payment debt instruments, we believe it is unlikely that the comparable yield would exceed the stated interest rate of the notes. In addition, if the notes were treated as contingent payment debt instruments, any gain that a holder recognized upon a sale, exchange or other taxable disposition of the notes would generally be treated as ordinary interest income. Finally, if a subsequent holder purchased the notes at a discount, such purchaser would be required to accrue income attributable to such discount over the remaining term of the notes. A holder should consult its tax advisor concerning alternative characterizations and treatments of the notes under the OID rules.

If a partnership holds the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

Each holder should consult a tax advisor concerning the consequences of owning the notes, in such holder’s particular circumstances, under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

This subsection describes the tax consequences to a United States holder. A holder of notes is a United States holder if such holder is a beneficial owner of a note and is:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If a holder is not a United States holder, this subsection does not apply to such holder and such holder should refer to “— United States Alien Holders” below.

Payments of Interest.  Subject to the discussion below under “— Notes Purchased at a Premium”, a holder of a note will be taxed on interest on such holder’s note as ordinary income at the time the holder receives the interest or when it accrues, depending on the holder’s method of accounting for tax purposes.

Purchase, Sale and Retirement of the Notes.  A holder’s tax basis in the holder’s note generally will be its cost. Such holder will generally recognize capital gain or loss on the sale or retirement of the note equal to the difference between the amounts the holder realized on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and the holder’s tax basis in the note. Capital gain of a non-corporate United States holder is subject to special tax rates.

Notes Purchased at a Premium.  We expect that the remarketing price of the notes will exceed the principal amount of the notes. A holder may elect to treat the excess of the remarketing price paid for the notes over the principal amount of the notes as amortizable bond premium, If the holder makes this election, such holder will reduce the amount required to be included in income each year with respect to interest on the note by the amount of amortizable bond premium allocable to that year, based on the note’s yield to maturity. If a holder makes an election to amortize bond premium, such election will apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that such holder holds at the beginning of the first taxable year to which the election applies or that the holder thereafter acquires, and such holder may not revoke the election without the consent of the IRS. Generally, a holder who does not make this election will not be permitted to reduce the interest income on the notes by the amount of the amortizable bond premium and will have a capital loss at maturity of the notes. The ability to deduct capital losses is subject to significant limitations.

Medicare Tax.  For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its interest income and its net gains from the disposition of notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

United States Alien Holders

This subsection describes the United States federal income tax consequences to a United States alien holder. A holder of notes is a United States alien holder if the holder is the beneficial owner of a note and is, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a note.

This subsection does not apply to a United States holder.

U.S. Federal Withholding Tax.  Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if a holder of notes is a United States alien holder:

•	we and other U.S. payors generally will not be required to deduct United States withholding tax from payments of principal and interest to such holder if, in the case of payments of interest or market discount:

1. such holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote,

2. such holder is not a controlled foreign corporation that is related to us through stock ownership, and

3. the U.S. payor does not have actual knowledge or reason to know that such holder is a United States person and:

a. such holder has furnished to the U.S. payor an IRS Form W-8BEN or an acceptable substitute form upon which such holder certifies, under penalties of perjury, that such holder is (or, in the case of a United States alien holder that is an estate or trust, such forms certifying that each beneficiary of the estate or trust is) a non-United States person,

b. such holder has furnished to the U.S. payor an IRS Form W-8ECI or an acceptable substitute form upon which such holder certifies, under penalties of perjury, that such payments are effectively connected with such holder’s trade or business in the United States,

c. in the case of payments made outside the United States to a holder at an offshore account (generally, an account maintained by the holder at a bank or other financial institution at any location outside the United States), such holder has furnished to the U.S. payor documentation that establishes such holder’s identity and such holder’s status as the beneficial owner of the payment for United States federal income tax purposes and as a non-United States person,

d. the U.S. payor has received a withholding certificate (furnished on an appropriate IRS Form W-8 or an acceptable substitute form) from a person claiming to be:

i. a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the IRS to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners),

ii. a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the IRS), or

iii. a U.S. branch of a non-United States bank or of a non-United States insurance company,

and the withholding foreign partnership, qualified intermediary or U.S. branch, as applicable, has received documentation upon which it may rely to treat the payment as made to a non-United States person that is, for United States federal income tax purposes, the beneficial owner of the payment on the notes in accordance with U.S. Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the IRS),

e. the U.S. payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business,

i. certifying to the U.S. payor under penalties of perjury that an IRS Form W-8BEN or an acceptable substitute form has been received from such holder by it or by a similar financial institution between it and such holder, and

ii. to which is attached a copy of the IRS Form W-8BEN or acceptable substitute form, or

f. the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person that is, for United States federal income tax purposes, the beneficial owner of the payment on the notes in accordance with U.S. Treasury regulations; and

•	no deduction for any United States federal withholding tax will be made from any gain that such holder realizes on the sale or exchange of such holder’s note.

If a United States alien holder cannot satisfy the requirements described above, payments of interest generally will be subject to a 30% U.S. federal withholding tax unless a tax treaty applies. If a tax treaty applies, a United States alien holder may be eligible for a reduction of or exemption from U.S. federal withholding tax. To claim any exemption from or reduction in the 30% withholding tax, the United States alien holder must provide a properly executed IRS Form W-8BEN or an acceptable substitute form claiming a reduction of or an exemption from withholding tax under an applicable tax treaty.

U.S. Federal Income Tax.  A United States alien holder that is engaged in a trade or business in the U.S. (and, if a tax treaty applies, maintains a permanent establishment within the U.S.) and receives interest on a note that is effectively connected with the conduct of such trade or business (and, if a tax treaty applies, attributable to such permanent establishment) will be subject to U.S. federal income tax on such interest on a net income basis in generally the same manner as a United States holder. In addition, in certain circumstances, a United States alien holder that is a foreign corporation may be subject to a 30% (or, if a tax treaty applies, such lower rate as provided) branch profits tax.

A United States alien holder of a note will not be subject to U.S. federal income tax on any gain realized on the sale or exchange of the note, unless:

a. such gain is effectively connected with the conduct of the United States alien holder’s trade or business in the United States (and, where an applicable tax treaty so provides, is also attributable to a U.S. permanent establishment maintained by the United States alien holder); or

b. the United States alien holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

U.S. Federal Estate Tax.  A note held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual’s gross estate for United States federal estate tax purposes if:

•	the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote at the time of death and

•	the income on the note would not have been effectively connected with a United States trade or business of the decedent at the same time.

Information with Respect to Foreign Financial Assets

Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts (including the notes if held in such accounts) maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. United States holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the notes.

Backup Withholding and Information Reporting

United States Holders.  In general, a United States holder will be subject to backup withholding with respect to payments made on the notes and the proceeds received from the sale of the notes unless such holder is an entity (including a corporation or a tax-exempt entity) that is exempt from backup withholding and, when required, demonstrate this fact or:

•	such holder provides the holder’s Taxpayer Identification Number, or “TIN,” which, if such holder is an individual, would generally be the holder’s Social Security Number,

•	such holder certifies that (i) the TIN the holder provides is correct, (ii) the holder is a U.S. person and (iii) the holder is not subject to backup withholding because (A) the holder is exempt from backup withholding or (B) the holder has not been notified by the IRS that the holder is subject to backup withholding due to underreporting of interest or dividends or (C) the holder has been notified by the IRS that the holder is no longer subject to backup withholding, and

•	such holder otherwise complies with the applicable requirements of the backup withholding rules.

In addition, such payments or proceeds received by such holder if the holder is not a corporation or tax-exempt organization will generally be subject to information reporting requirements and, pursuant to recently enacted legislation, certain payments in respect of notes made to corporate United States holders after December 31, 2011 may be subject to information reporting and backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to the holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the holder furnishes the required information to the IRS.

United States Alien Holders.  In general (except as described below), backup withholding and information reporting will not apply to a distribution of interest on the notes or to proceeds from the disposition of the notes by a United States alien holder, in each case, if the holder certifies under penalties of perjury that it is a non-United States person pursuant to the certification requirements described above under “— United States Alien Holders,” and neither we nor our paying agent has actual knowledge to the contrary.

Any amounts withheld under the backup withholding rules will be allowed as a credit against the United States alien holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. In general, if the notes are not held through a qualified intermediary, the amount of interest, the name and address of the beneficial owner and the amount, if any, of tax withheld may be reported to the IRS.

THE PRECEDING DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT BEING PROVIDED AS, OR INTENDED TO CONSTITUTE, TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF PURCHASING, HOLDING OR DISPOSING OF THE NOTES, INCLUDING THE

APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, AND OF ANY CHANGES OR PROPOSED CHANGES IN APPLICABLE LAW.

PLAN OF DISTRIBUTION

The remarketing is being conducted pursuant to the Remarketing Agreement. Under the Remarketing Agreement, the Remarketing Agent has agreed to use its commercially reasonable efforts to remarket the notes at a price which results in proceeds, net of the remarketing fee described below, of at least 100% of the remarketing value.

The Remarketing Agent will use the net proceeds of the remarketing of notes as follows:

•	to pay the Remarketing Agent a remarketing fee not exceeding basis points ( %) of the total principal of the sale of the notes;

•	to purchase an interest bearing deposit with Citibank N.A. in an amount equal to the remarketing value; and

•	the remaining portion, if any, of the proceeds will be remitted to the holders of Upper DECS Equity Units participating in the remarketing.

The remarketing value equals an amount that on September 15, 2010 (the date on which holders of the Upper DECS Equity Units are obligated to purchase Citigroup common stock under the terms of the stock purchase contract) will equal the sum of (i) $1,875,000,000 and (ii) the amount of accrued and unpaid interest that would be due on the Junior Subordinated Debentures if the Junior Subordinated Debentures remained outstanding on September 15, 2010.

Neither Citigroup nor the holders of notes participating in this remarketing will otherwise be responsible for any remarketing fee or commission in connection with this remarketing.

Citigroup has been advised by the Remarketing Agent that it proposes initially to remarket the notes to investors at the price to the public set forth on the cover page of this prospectus.

Citigroup has agreed to indemnify the Remarketing Agent against liabilities relating to material misstatements and omissions.

In connection with the remarketing, the Remarketing Agent may purchase and sell notes in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions and stabilizing purchases.

•	Short sales involve secondary market sales by the Remarketing Agent of a greater number of notes than they are required to purchase in the offering.

•	Stabilizing transactions involve bids to purchase the notes so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the Remarketing Agent for its own account, may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than it would otherwise be in the absence of such transactions. The Remarketing Agent may conduct these transactions in the over-the-counter market or otherwise. The Remarketing Agent is not required to engage in any of these activities and may end any of these activities at any time.

The notes are a new series of securities with no established trading market. Citigroup will apply for listing and trading of the notes on the regulated market of the Luxembourg Stock Exchange but we are not required to maintain this listing. See “Description of the Notes — Listing.” Citigroup has been advised by the Remarketing Agent that it presently intends to make a market for the notes, as permitted by applicable laws and regulations. The Remarketing Agent is not obligated, however, to make a market in the notes and may discontinue market making at any time at its sole discretion. Accordingly, Citigroup can make no assurance as to the liquidity of any trading market for the notes.

The Remarketing Agent and its affiliates may engage in transactions (which may include commercial banking transactions) with, and perform services for, Citigroup or one or more of its affiliates or subsidiaries in the ordinary course of business for which they may receive customary fees and reimbursement of expenses.

Conflicts of Interest. Citigroup Global Markets Inc., the Remarketing Agent for this offering, is a subsidiary of Citigroup. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Global Markets Inc. or any affiliate has investment discretion are not permitted to purchase the notes, either directly or indirectly, without the specific written approval of the accountholder.

This prospectus may also be used by Citigroup’s broker-dealer subsidiaries or other subsidiaries or affiliates of Citigroup in connection with offers and sales of the notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any of these subsidiaries may act as principal or agent in such transactions.

We expect that delivery of the notes will be made against payment therefor on or about June 15, 2010, which is the           business day after the date hereof. Under Rule 15c6-1 of the Securities Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next     business days will be required, by virtue of the fact that the notes initially will not settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

The Remarketing Agent has agreed that it will not offer, sell or deliver any of the notes, directly or indirectly, or distribute this prospectus or any other offering material relating to the notes, in or from any jurisdiction, except when to the best knowledge and belief of the Remarketing Agent it is permitted under applicable laws and regulations. In doing so, the Remarketing Agent will not impose any obligations on Citigroup, except as set forth in the Remarketing Agreement.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”), an offer of notes described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of notes described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the notes have not authorized and do not authorize the making of any offer of notes through any financial intermediary on their behalf, other than offers made by the Remarketing Agent with a view to the final placement of the notes as contemplated in this prospectus. Accordingly, no purchaser of the notes, other than the Remarketing Agent, is authorized to make any further offer of the notes on behalf of the sellers or the Remarketing Agent.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the notes described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the notes has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the notes to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The notes may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The notes offered in this prospectus have not been registered under the Financial Instruments and Exchange Law of Japan. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

ERISA CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan governed by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the ERISA plan’s particular circumstances before authorizing an investment in the notes of Citigroup. Among other factors, the fiduciary should consider whether such an investment is in accordance with the documents governing the ERISA plan and whether the investment is appropriate for the ERISA plan in view of its overall investment policy and diversification of its portfolio.

Certain provisions of ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), prohibit employee benefit plans (as defined in Section 3(3) of ERISA) that are subject to Title I of ERISA, plans described in Section 4975(e)(1) of the Code (including, without limitation, individual retirement accounts (“IRAs”) and Keogh plans), and entities whose underlying assets include plan assets by reason of a plan’s investment in such entities (including, without limitation, as applicable, insurance company general accounts) (collectively, “plans”), from engaging in certain transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan or entity. Governmental and other plans that are not subject to ERISA or to the Code may be subject to similar restrictions under state, federal, local or non-U.S. law. Any employee benefit plan or other entity, to which such provisions of ERISA, the Code or similar law apply, proposing to acquire the notes should consult with its legal counsel.

Citigroup has subsidiaries, including insurance company subsidiaries and broker-dealer subsidiaries, that provide services to many employee benefit plans. Citigroup and any such direct or indirect subsidiary of Citigroup may each be considered a “party in interest” and a “disqualified person” to a large number of plans. A purchase of the notes of Citigroup by any such plan would be likely to result in a prohibited transaction between the plan and Citigroup.

Accordingly, unless otherwise provided in connection with a particular offering of securities, the notes may not be purchased, held or disposed of by any plan or any other person investing “plan assets” of any plan that is subject to the prohibited transaction rules of ERISA or Section 4975 of the Code or other similar law, unless one of the following exemptions (or a similar exemption or exception) applies to such purchase, holding and disposition:

•	Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for transactions with certain service providers for adequate consideration (the “Service Provider Exemption”),

•	Prohibited Transaction Class Exemption (“PTCE”) 96-23 for transactions determined by in-house asset managers,

•	PTCE 95-60 for transactions involving insurance company general accounts,

•	PTCE 91-38 for transactions involving bank collective investment funds,

•	PTCE 90-1 for transactions involving insurance company separate accounts, or

•	PTCE 84-14 for transactions determined by independent qualified professional asset managers.

Unless otherwise provided in connection with a particular offering of securities, any purchaser of the notes or any interest therein will be deemed to have represented and warranted to Citigroup on each day including the date of its purchase of the notes through and including the date of disposition of such notes that either:

(a) it is not a plan subject to Title I of ERISA or Section 4975 of the Code and is not purchasing such securities or interest therein on behalf of, or with “plan assets” of, any such plan;

(b) its purchase, holding and disposition of such securities are not and will not be prohibited because they are exempted by a statutory exemption, including the Service Provider Exemption, or one or more of the following prohibited transaction exemptions: PTCE 96-23, 95-60, 91-38, 90-1 or 84-14; or

(c) it is a governmental plan (as defined in section 3 of ERISA) or other plan that is not subject to the provisions of Title I of ERISA or Section 4975 of the Code and its purchase, holding and disposition of such securities are not otherwise prohibited.

Due to the complexity of these rules and the penalties imposed upon persons involved in prohibited transactions, it is important that any person considering the purchase of the notes with plan assets consult with its counsel regarding the consequences under ERISA and the Code, or other similar law, of the acquisition and ownership of the notes and the availability of exemptive relief under the class exemptions listed above.

LEGAL MATTERS

The validity of the notes will be passed upon for Citigroup by Michael J. Tarpley, Associate General Counsel — Capital Markets of Citigroup, and for the Remarketing Agent by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Sullivan & Cromwell LLP, New York, New York, has acted as special tax counsel to Citigroup in connection with matters related to the remarketing of the notes. Mr. Tarpley beneficially owns, or has rights to acquire under Citigroup’s employee benefit plans, an aggregate of less than 1% of Citigroup’s common stock. Cleary Gottlieb Steen & Hamilton LLP has from time to time acted as counsel for Citigroup and its subsidiaries and may do so in the future.

EXPERTS

The consolidated financial statements of Citigroup Inc. as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of effectiveness of internal control over financial reporting as of December 31, 2009, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG audits and reports on consolidated financial statements of Citigroup at future dates and consents to the use of their reports thereon, such consolidated financial statements also will be incorporated by reference in the registration statement in reliance upon their reports and said authority. The report of KPMG LLP on the consolidated financial statements refers to changes in 2009 in Citigroup Inc.’s methods of accounting for other-than-temporary impairments on investment securities, business combinations, noncontrolling interests in subsidiaries, and earnings per share.

GENERAL INFORMATION

Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange. The listing prospectus and Citigroup’s current annual and quarterly reports, as well as all other documents incorporated by reference in the listing prospectus, will be published on the website of the Luxembourg Stock Exchange (www.bourse.lu) so long as any of the notes are outstanding and listed on the Luxembourg Stock Exchange.

You can also request copies (free of charge) of (1) this prospectus and the indenture, and (2) Citigroup’s annual, quarterly and current reports, as well as other documents incorporated by reference in this prospectus, including future annual, quarterly and current reports, by following the directions under “Where You Can Find More Information.”

Resolutions relating to the remarketing of the notes were adopted by the Executive Committee of the board of directors of Citigroup on November 26, 2007, by the board of directors on January 19, 2010 and by the Funding Committee of the board of directors on          , 2010.

The notes have been accepted for clearance through Euroclear and Clearstream and have been assigned Common Code No.           , International Security Identification Number (ISIN)          , and CUSIP No.           .

$1,875,000,000

% Notes due 2013

PROSPECTUS

, 2010

Citi